SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 2)1

DATA I/O CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

237690102

(CUSIP Number)

01/09/2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 479,127
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 479,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 479,127
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IA, PN

1	NAME OF REPORTING PERSONS KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 806,528
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 806,528
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IA, OO

1	NAME OF REPORTING PERSONS DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,418
	8	SHARED VOTING POWER 806,528
	9	SOLE DISPOSITIVE POWER 20,418
	10	SHARED DISPOSITIVE POWER 806,528
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 826,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS PHILOTIMO FOCUSED GROWTH AND INCOME FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 327,401
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 327,401
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 327,401
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON IA, OO

Item 1(a).	Name of Issuer:

Data I/O Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6445 185th Ave NE, Ste 100, Redmond, Washington, 98052

Item 2(a).	Name of Person Filing:

This statement is filed by Philotimo Fund LP, a Delaware limited partnership (“Philotimo”), Kanen Wealth Management, LLC, a Florida limited liability company (“KWM”), Philotimo Focused Growth and Income Fund, a series of World Funds Trust, a Delaware statutory trust (“PHLOX”), with respect to the Shares directly and beneficially owned by it, and David L. Kanen. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

KWM is the general partner of Philotimo. KWM is also advisor to PHLOX. Mr. Kanen is the managing member of KWM. By virtue of these relationships, KWM may be deemed to beneficially own the Shares (as defined below) owned by Philotimo and PHLOX, and Mr. Kanen may be deemed to beneficially own the Shares (as defined below) owned by each of Philotimo, PHLOX, and KWM.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of each of Philotimo, KWM, PHLOX and Mr. Kanen is 5850 Coral Ridge Drive, Suite 309, Coral Springs, Florida 33076

Item 2(c).	Citizenship:

Philotimo is organized under the laws of the State of Delaware. KWM is organized under the laws of the State of Florida. Mr. Kanen is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value (the “Shares”)

Item 2(e).	CUSIP Number:

237690102

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on 12/09/2022

Philotimo

(a)	Amount beneficially owned:

479,127 Shares

(b)	Percent of class:

5.4% (based upon 8,816,381 Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14th, 2022.)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

479,127 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

479,127 Shares

KWM

(a)	Amount beneficially owned:

0 Shares

(b)	Percent of class:

0.0% (based upon 8,816,381 Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14th, 2022. KWM does not own any Shares. However, it may be deemed to beneficially own the Shares owned by PHLOX and Philotimo through its relationships with them.)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

PHLOX

(a)	Amount beneficially owned:

327,401 Shares

(b)	Percent of class:

3.7% (based upon 8,816,381 Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14th, 2022.)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

327,401 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

327,401 Shares

Mr. Kanen

(a)	Amount beneficially owned:

826,946 Shares

(b)	Percent of class:

9.4% (based upon 8,816,381 Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14th, 2022.)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

20,418 Shares

(ii)	Shared power to vote or to direct the vote

806,528 Shares

(iii)	Sole power to dispose or to direct the disposition of

20,418 Shares

(iv)	Shared power to dispose or to direct the disposition of

806,528 Shares

KWM is the general partner of Philotimo. Mr. Kanen is the managing member of KWM. By virtue of these relationships, KWM may be deemed to beneficially own the Shares owned by Philotimo and Mr. Kanen may be deemed to beneficially own the owned by each of Philotimo and KWM.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: 01/11/2023	KANEN WEALTH MANAGEMENT, LLC

	By:	/s/ David L. Kanen
		Name:	David L. Kanen
		Title:	Managing Member

PHILOTIMO FUND, LP

By: Kanen Wealth Management, LLC
its general partner

	By:	/s/ David L. Kanen
		Name:	David L. Kanen
		Title:	Managing Member

Philotimo Focused Growth and Income Fund

	By:	Kanen Wealth Management, LLC, its investment adviser

	By:	/s/ David L. Kanen
		Name:	David L. Kanen
		Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G dated 01/10/2023 (including amendments thereto) with respect to the Common Stock of Data I/O Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Date: 01/11/2023	KANEN WEALTH MANAGEMENT, LLC

	By:	/s/ David L. Kanen
		Name:	David L. Kanen
		Title:	Managing Member

PHILOTIMO FUND, LP

	By:	Kanen Wealth Management, LLC
its general partner

	By:	/s/ David L. Kanen
		Name:	David L. Kanen
		Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN

Philotimo Focused Growth and Income Fund

By:	Kanen Wealth Management, LLC, its investment adviser

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member